FRANKLIN TEMPLETON INVESTMENTS

ONE FRANKLIN PARKWAY

SAN MATEO, CA  94403-1906

March 4, 2016

Filed via EDGAR

Ms. Karen Rossotto, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:            Franklin Floating Rate Master Trust (the “Registrant”)

                        (File No. 811-09869)

Dear Ms. Rossotto:

On behalf of the above-referenced Registrant, submitted herewith under the EDGAR system are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone to Amy C. Fitzsimmons, Esq. on February 12, 2016 with regard to Amendment No. 25 to the Registrant’s Registration Statement on Form N-1A, filed with the Commission on December 29, 2015 (the “Amendment”) under the Investment Company Act of 1940 (the “1940 Act”) regarding two series of the Registrant, the Franklin Middle Tier Floating Rate Fund and the Franklin Lower Tier Floating Rate Fund (each, a “Fund” and together, the “Funds”).

Each Fund is a series of the Registrant, an open-end management investment company registered under the 1940 Act.  Each Fund offers its shares for sale on a continuous basis and currently offers its shares only to other Franklin Templeton Investments funds.  The Funds’ shares are not registered under the Securities Act of 1933.  Each comment from the Staff is summarized below, followed by the Registrant’s response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Amendment.

1.         Comment:  Under Item 9, please disclose that the 80% policy includes any borrowings for investment purposes in accordance with Rule 35d-1 of the 1940 Act.

Response:  The following language is currently set forth in the Funds’ Part B under “Non-Fundamental Investment Policies:” “[u]nder normal market conditions, the Fund normally invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in income-producing floating interest rate corporate loans and corporate debt securities made to or issued by U.S. companies, non-U.S. entities and U.S. subsidiaries of non-U.S. entities” (emphasis added).  Because the Funds do not engage in borrowing for investment purposes, we do not believe that disclosure in the Part A of the impact of borrowings on the 80% policy is needed or appropriate at this time.

2.         Comment:  With respect to the Funds’ 80% policy, please confirm supplementally whether the “corporate debt securities” in which the Funds invest for purposes of their 80% policy have floating rates.

U.S. Securities and Exchange Commission

March 4, 2016

Response:  The Registrant confirms that the corporate debt securities in which the Funds invest for purposes of their 80% policy have floating rates.

3.         Comment:  If the Funds have exposure to emerging markets, please include strategy and risk disclosure in the Funds’ Part A.

Response:  The Funds do not intend to invest in developing or emerging markets as a principal investment strategy and therefore have not included such disclosure in the Part A.

4.         Comment:  The use of the terms “Fund” and “Funds” appears to be inconsistent throughout the Part A.  Please clarify which investment strategies and risks are applicable to which Fund.

Response:  The Funds’ investment strategies and risks are substantially similar, except with respect to the credit quality of each Fund’s investments as described in the third and fourth paragraphs under “Item 9 - Principal Investment Strategies.”  However, the disclosure will be clarified as requested the next time the Funds’ offering circular is refiled in its entirety.

5.         Comment:  With respect to Item 9 and the first paragraph of the “Principal Investment Strategies” section, please clarify whether one Fund or both Funds are non-diversified.

Response:  Both Funds are non-diversified under the 1940 Act.  The disclosure will be clarified as requested.

6.         Comment:  To the extent that the Funds will sell or write credit default swaps, please confirm that they will cover the full notional value of such swaps.

Response:  To the extent that a Fund sells or writes credit default swaps, the Fund currently intends to cover the full notional value of such swaps.

7.         Comment:  In Item 9, please include disclosure that explains that below investment grade securities as also known as “junk” bonds.

Response:  The requested disclosure is currently included in the last sentence of the fifth paragraph under the “Principal Investment Strategies” section in Item 9.

8.         Comment:  In the first sentence under the “Principal Investment Strategies – Industry Concentration” section in Item 9, please consider deleting the word “currently” from the description of the Fund’s concentration policy.

Response:  The requested deletion will be made.

9.         Comment:  Please revise the bank loan disclosure to state that it may take longer than seven days for transactions in bank loans to settle after the trade or sale date.  In this regard, please add disclosure on how the Funds intend to meet short-term liquidity needs that may arise due to this settlement risk and that this can translate into a risk for investors that they will not be timely paid if they redeem.

Response:  Settlement and liquidity risk are currently included in the fourth paragraph under “Item 9 – Risks Related to Principal Investment Strategies - Floating Rate Corporate Investments.” However, that paragraph will be revised to describe the specific risks noted in Comment 9.

U.S. Securities and Exchange Commission

March 4, 2016

10        Comment:  With respect to the risk entitled “Concentration” under the heading “Risks Related to Principal Investment Strategies” in Item 9 of Part A, please specifically revise the first sentence to state that the Fund is focusing on the financial industry, rather than the generic “industry or group of industries” language.

Response:  A specific description of the industry in which the Fund is concentrated is currently included in the “Industry Concentration” section under the heading “Item 9 – Principal Investment Strategies.”

11        Comment:  Consider including in the Funds’ Part A the specific risk disclosure for loan participations as found in the Funds’ Part B.

Response:  The Funds do not intend to invest in loan participations as a principal investment strategy and therefore have not included specific risk disclosure for loan participations in the Part A.

Please do not hesitate to contact Amy Fitzsimmons at (215) 564-8711 or Kristin Ives at (215) 564-8037 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/KAREN L. SKIDMORE

Karen L. Skidmore

Vice President